Exhibit 1.01

Shiloh Industries, Inc.
Conflict Minerals Report
Shiloh Industries, Inc. ("Shiloh," “we” or “us”) is a leading global supplier of lightweighting and noise, vibration and harshness (NVH) solutions to the automotive, commercial vehicle and other industrial markets. The Company offers one of the broadest portfolios of lightweighting solutions in the automotive, commercial vehicle and industrial industries, capable of delivering solutions in steel, steel alloys, aluminum and magnesium. Shiloh delivers these solutions through design, engineering and manufacturing of first operation blanks, engineered welded blanks, complex stampings, modular assemblies and highly engineered aluminum and magnesium die casting and machined components which serve the automotive, commercial vehicle and other industrial sectors of original equipment manufacturers ("OEMs") and, as a Tier II supplier, to Tier I automotive part manufacturers who in turn supply OEMs. Additionally, the Company provides a variety of intermediate steel processing services, such as oiling, leveling, cutting-to-length, multi-blanking, slitting, edge trimming of hot and cold-rolled steel coils and inventory control services for automotive and steel industry customers. The Company has locations in Asia, Europe and North America.

Definitions:
For purposes of this report, the following definitions apply:

•	“3TG” means cassiterite, columbite-tantalite, wolframite, and their derivatives, tantalum, tin, tungsten, and gold.

•	DRC 3TG means 3TG or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo or an adjoining country.

•
“DRC conflict free” means that a product does not contain 3TG necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country. 3TG that are obtained from recycled or scrap sources are considered DRC conflict free.

•	“DRC conflict undeterminable” means that we or our suppliers have been unable to determine, after exercising due diligence, whether a product qualifies as DRC conflict free.

Part I. Due Diligence
Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related supplements for 3TG.

Reasonable Country of Origin Inquiry
We have requested our direct suppliers to investigate and report on the DRC 3TG and encouraged them to do the same to their suppliers. We do not have a direct supply relationship with any 3TG smelters or refiners; therefore, we fully rely on our suppliers for the information regarding the DRC 3TG minerals.
Due Diligence Measures Performed
We undertook the following due diligence measures:

•	An internal team was created to implement our DRC 3TG due diligence procedures and measures.

Exhibit 1.01

•	Suppliers were requested to submit audit findings with full disclosure to Shiloh annually.

•	The preferred method of submittal is currently the format adopted by the Electronics Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI), the EICC/GeSi form.

•	Suppliers to Shiloh and their sub-suppliers were requested to report the source or smelter that their materials have come from.

•	We engaged in focused follow-up with direct suppliers whom provided incomplete declarations or no declaration at all.

•	Reviewed submitted declarations and sent deficiency letters to direct suppliers whose templates did not meet Shiloh’s expectations.

Independent Third-Party Audit of Smelter’s Due Diligence
We do not have a direct relationship with any 3TG smelters or refiners, and therefore do not perform or direct audits of these entities within our supply chain. We rely on information provided to us that suppliers to Shiloh and their sub-suppliers are using DRC conflict free materials whose source or smelter has come from either:

•	A conflict free region or scrap/recycled sources

•	Must show that the goods do in fact come from a conflict-free smelter within the affected area as verified by a third party audit.

Risk Mitigation/Future Due Diligence Measures
Shiloh will continue its due diligence by requesting that its suppliers provide audit findings annually. Shiloh will encourage work further down the supply chain to confirm that the 3TG used are DRC conflict free. We have identified the following steps that are intended to improve the quality of information we receive from our direct suppliers in 2015:

•	Continue to engage and educate direct suppliers to improve the completeness and accuracy of information provided to us.

•
Request that our direct suppliers continue to encourage facilities they have identified in their supply chains to become listed by the Conflict Free Sourcing Initiatives as compliant with the Conflict Free Smelter Program

Report Annually on Supply Chain Due Diligence
Shiloh shall report annually the status of Conflict Minerals sourcing, and our reports will be available on our website at http://shiloh.com.

Part II. Product Description
Based upon the results of our due diligence, we are unable to rule out the presence of DRC 3TG or the origin of 3TG in our products. Accordingly, we cannot exclude the possibility that some of our purchased materials may contain 3TG which may have originated in the Democratic Republic of the Congo or certain adjoining countries. For that reason, we are required, under the Conflict Minerals Rule, to submit a Conflict Minerals Report to the SEC as an exhibit to Form SD.
In accordance with the OECD Guidance, this report is available on our website at http://shiloh.com.